Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

June 22, 2015

VIA EDGAR

Tony Burak

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation (File No. 333-195863)

Dear Mr. Burak:

On behalf of FS Investment Corporation (“FSIC” or the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 7, 2015 to the Company regarding the Company’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-195863) and the prospectus included therein.

For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

Financial Statements

Consolidated Schedule of Investments, Page F-10

1. Please include information with respect to affiliated dividend and interest income that is set forth in the statement of operations, as required by Rule 12-14 of Regulation S-X.

In future filings with the Commission, FSIC will include, as applicable, the disclosure required by Rule 12-14 of Regulation S-X.

2. The Consolidated Schedule of Investments notes that, as of December 31, 2014, the Company had an unfunded contingent warrant commitment of $2.475 million based on fair value. Why is this amount not discussed in Note 6 to the Notes to the Consolidated Financial Statements? In addition, to what does the $788,000 unfunded commitment amount for an equity investment in Note 6 to the Notes to the Consolidated Financial Statements refer?

The “Unfunded Contingent Warrant Commitment” relates to a portion of the warrants that FSIC received in connection with an investment it made in NewStar Financial, Inc. (“NewStar”) in November 2014. FSIC made this investment as part of a co-investment with FS Investment Corporation II (“FSIC II”) and FS Investment Corporation III (“FSIC III”, and together with

Tony Burak June 22, 2015 Page 2

FSIC and FSIC II, the “FSIC Funds”). The FSIC Funds made an aggregate commitment to fund a $200 million unsecured note ($50 million of which is an FSIC commitment) and received a total of 9.5 million warrants (2.375 million of which were received by FSIC). Upon the satisfaction of certain conditions, NewStar may request that the FSIC Funds fund additional unsecured notes in an aggregate amount not to exceed $100 million (up to $25 million of which would be funded by FSIC). If the FSIC Funds decline to fund any such additional amounts requested by NewStar, they would collectively forfeit up to 1.5 million of the warrants they received (up to 375,000 of which would be forfeited by FSIC). FSIC included all of the 2.375 million warrants it received on its schedule of investments. FSIC also included on its schedule of investments a contra asset with respect to the fair value of the 375,000 warrants that are potentially subject to forfeiture. As of December 31, 2014, the fair value of the 375,000 warrants that were potentially subject to forfeiture was $2.475 million (or $6.60 per warrant).

The $2.475 million of “Unfunded Contingent Warrant Commitment” was not discussed in Note 6 because the amount does not represent an obligation to fund an investment. As discussed above, the amount relates to the fair value of the 375,000 warrants that are potentially subject to forfeiture. In future filings with the Commission, FSIC will include footnote disclosures on its schedule of investments to clarify to what any “Unfunded Contingent Warrant Commitments” relate.

The $788,000 unfunded commitment for an equity investment referenced in Note 6 refers to a $1.088 million commitment to purchase shares of preferred stock in Altus Power America, Inc., of which $300,000 had been funded as of December 31, 2014. In future filings with the Commission, FSIC will include disclosures in the notes to its financial statements explaining to what any unfunded equity investments relate.

Note 4 to the Notes to the Consolidated Financial Statements—Related Party Transactions—Compensation of the Investment Adviser, Page F-34

3. We note that while stockholder approval of the Company’s current investment advisory agreement was pending, the Company’s investment adviser agreed to waive a portion of the annual base management fee. Please confirm whether the Company’s investment adviser may recoup the waived fees.

The Company confirms that the waived portion of the annual base management fee may not be recouped by the Company’s investment adviser.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing; (ii) the action of the Commission or the Staff, acting

Tony Burak June 22, 2015 Page 3

pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	James O’Conner, Esq.

Christina DiAngelo Fettig

  Securities and Exchange Commission

Stephen S. Sypherd

  FS Investment Corporation